CONSENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
InterAmerican Acquisition Group Inc.

We hereby consent to the use in the Prospectus constituting part of the Registration Statement on Form S-4 of our report dated September 30, 2008, on the financial statements of Sing Kung, Limited (incorporated in the British Virgin Islands) as of December 31, 2007 and for the year then ended and our report dated February 29, 2008 on the financial statements of Shanghai New Century Urban Infrastructure Construction Co., Ltd. (formerly known as Shanghai New Century Urban Construction Investment Co., Ltd.) (incorporated in the People's Republic of China) for the years ended December 31, 2005, 2006 and 2007 and for the cumulative period from July 11, 2005 (inception) to December 31, 2007, which appears in such Prospectus. We also consent to the reference to our Firm under the caption "Experts" in such Prospectus.

UHY Vocation HK CPA Limited
Hong Kong

October 13, 2008